Exhibit 99.1

New York Community Bancorp, Inc. Reports Its 4Q 2015 Results Reflecting Record Loan Production, Exceptional Asset Quality, and the Strategic Debt Repositioning Announced in Conjunction with Its Proposed Merger with Astoria Financial Corporation

Board of Directors Declares $0.17 Per Share Quarterly Cash Dividend

Fourth Quarter 2015 Highlights

  Successful Strategic Debt Repositioning:
  - The strategic debt repositioning announced on 10/29/2015 in conjunction with the signing of a definitive merger agreement with Astoria Financial Corporation (NYSE: AF) was completed in December.
  - $10.4 billion of wholesale borrowings with an average cost of 3.16% were replaced by a like amount of wholesale borrowings having an average cost of 1.58%.
  - The 50% reduction in the average cost of wholesale borrowings will result in an annual after-tax benefit to earnings of approximately $100 million beginning in 2016.
  Capital Raise Completed:
  - A one-time after-tax debt repositioning charge of $546.8 million was more than offset by the proceeds of a follow-on common stock offering completed in 4Q 2015. The offering generated proceeds of $630.5 million.
  Strong Non-GAAP Earnings and Margin:
  - Excluding the after-tax debt repositioning charge and $3.2 million of after-tax merger-related expenses, the Company generated non-GAAP earnings of $145.2 million, or $0.31 per diluted share, in 4Q 2015. (1)
  - Excluding the impact of the debt repositioning charge on the Company’s net interest margin, the margin rose 39 basis points sequentially to 2.95%. (2)
  Record Loan Production Results in Significant Loan Growth:
  - The Company originated $3.7 billion of held-for-investment loans in 4Q 2015, boosting the twelve-month total to a record $12.7 billion.
  - Multi-family loans held for investment rose $2.1 billion, or 9.0%, year-over-year to $26.0 billion; absent the sale of multi-family loans through participations, the portfolio would have risen $3.3 billion, or 13.6%.
  Increasingly Exceptional Asset Quality:
  - Non-performing non-covered assets fell $78.0 million, or 56.2%, from the 12/31/2014 balance to $60.9 million, representing 0.13% of total non-covered assets, at 12/31/2015.
  - Non-performing non-covered loans fell $30.1 million, or 39.1%, to $46.8 million, representing 0.13% of total non-covered loans at that date.
  Strong Efficiency:
  - Excluding the impact of the pre-tax debt repositioning charge and pre-tax merger-related expenses, the efficiency ratio was 41.27% in 4Q 2015. (3)

WESTBURY, N.Y.--(BUSINESS WIRE)--January 27, 2016--New York Community Bancorp, Inc. (NYSE:NYCB) (the “Company”) today reported non-GAAP earnings of $145.2 million, or $0.31 per diluted share, for the three months ended December 31, 2015 and $502.8 million, or $1.11 per diluted share, for the twelve months ended at that date.(1)

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Please Note: Footnotes are located on the last page of text. Reconciliations of our GAAP and non-GAAP financial results may be found on pages 13 -17 of this release.

On a GAAP basis (i.e., in accordance with U.S. generally accepted accounting principles), the Company reported a loss of $404.8 million, or $0.87 per diluted share, in the three months ended December 31, 2015 and a loss of $47.2 million, or $0.11 per diluted share, for the full year.

The difference between the Company’s GAAP and non-GAAP earnings was attributable to certain charges and expenses that were incurred in connection with the Company’s October 29th announcement that it had signed a definitive agreement to merge with Astoria Financial Corporation (“Astoria Financial”) in an earnings-accretive transaction, and that it would be engaging in a strategic debt repositioning in the fourth quarter of the year.

During the quarter, the Company prepaid $10.4 billion of wholesale borrowings, which resulted in a one-time after-tax debt repositioning charge of $546.8 million. The repositioning is expected to result in an annual after-tax benefit of approximately $100 million to the Company's earnings beginning in 2016.

To offset the impact on capital of the debt repositioning charge, the Company engaged in a follow-on common stock offering in the fourth quarter. The offering generated proceeds of $630.5 million, thus increasing the Company’s capital at December 31st.

In addition, the Company recorded after-tax merger-related expenses of $3.2 million in the three months ended December 31, 2015.

Commenting on the Company’s financial results and its strategic actions, President and Chief Executive Officer Joseph R. Ficalora stated, “The fourth quarter of 2015 was a pivotal time in our evolution, as we announced our plans to merge with Astoria Financial Corporation in an exciting transaction that will strengthen our earnings capacity and our capital position, while also creating the pre-eminent community bank in Metro New York. In addition to substantially increasing our share of deposits, the merger will strengthen our lending capacity.

“We had been looking to engage in a merger of sufficient size to leverage the costs of becoming a Systemically Important Financial Institution, and one that would be immediately accretive to our earnings and tangible book value per share. This is the merger we waited for…the one that was most compelling…and we expect our post-merger performance to prove that it was well worth the wait.

“Among the key strategies we announced in conjunction with the merger were a significant debt repositioning and a follow-on offering of our common stock. In connection with the repositioning in the fourth quarter, we prepaid $10.4 billion of wholesale borrowings with an average cost of 3.16%, and replaced them with an equal amount of wholesale borrowings having an average cost of 1.58%. We expect the results we report three months from now to reflect the initial benefits of these actions, which were designed to be the catalyst for meaningful earnings and capital growth for years to come. Together, the repositioning and the Astoria Financial merger--upon its completion--are expected to be 20% accretive to our 2017 earnings and 6% accretive to tangible book value per share at the merger’s close.

“As to our common stock offering, it more than fulfilled its intention: to offset the impact on capital of the debt repositioning charge. Together, the debt repositioning and the sale of the shares we offered were even more beneficial to the combined company than we originally thought. In addition to the benefit to our earnings going forward, the combination of these strategies added $83.7 million to our capital.

“As pleased as we are with the results to date of the pivotal actions we’ve taken, so too are we pleased with the results produced through our day-to-day business of producing high-quality held-for-investment loans. In the last three months of 2015, we established a new record for the volume of held-for-investment loans produced in a single quarter--$3.7 billion. We also set a new record for the volume produced in a single year. In the twelve months ended December 31, 2015, we produced held-for-investment loans of $12.7 billion, exceeding the year-earlier volume by 15.1%.

“Furthermore, in a year when we sold $1.9 billion of loans--at a net gain of $26.1 million--our portfolio of held-for-investment loans rose $2.7 billion to $35.8 billion, representing a year-over-year increase of 8.3%. Absent the strategic sale of such loans—which was largely through participations--that percentage rises to 11.6%.

“As for asset quality, our numbers tell the story, with non-performing non-covered assets representing 0.13% of total non-covered assets and non-performing non-covered loans representing 0.13% of total non-covered loans at December 31st. The balances at the end of the year were the lowest in 31 quarters, reflecting year-over-year declines in non-performing non-covered loans and assets of $30.1 million and $78.0 million, or 39.1% and 56.2%, respectively.

“On the heels of a quarter that set the stage for earnings and capital growth and, to date, our largest acquisition, we look forward to a rewarding year in 2016.”

Board of Directors Declares $0.17 per Share Dividend Payable on February 19, 2016

“Consistent with the capital plans we announced at the end of October--which included the debt repositioning, the capital raise, and the proposed merger with Astoria Financial --the Board of Directors last night declared a quarterly cash dividend of $0.17 per share. The dividend will be payable on February 19, 2016 to shareholders of record as of February 8th, and represents a dividend yield of 4.6% based on last night’s closing price,” Mr. Ficalora said.

BALANCE SHEET SUMMARY

The Company recorded total assets of $50.3 billion at December 31, 2015, a linked-quarter increase of $1.3 billion and a $1.8 billion increase year-over-year. Loans, net accounted for $38.0 billion, or 75.5%, of the current year-end balance, while securities accounted for $6.2 billion, or 12.3%.

Loans

Covered Loans

Covered loans represented $2.1 billion, or 5.4%, of total loans at the end of this December, reflecting a year-over-year reduction of $368.5 million. The decline was primarily due to repayments.

Accretion on the covered loan portfolio was $33.9 million and $137.1 million, respectively, in the three and twelve months ended December 31, 2015, as compared to $35.9 million and $140.1 million, respectively, in the year-earlier three- and twelve-month periods.

Non-Covered Loans Held for Investment

Non-covered loans held for investment represented $35.8 billion, or 93.6%, of total loans at the end of this December, reflecting a linked-quarter increase of $1.6 billion and a year-over-year increase of $2.7 billion, or 8.3%. In the twelve months ended December 31, 2015, the Company originated $12.7 billion of held-for-investment loans, establishing a new record, and exceeding the year-earlier volume by $1.7 billion, or 15.1%. Included in the current twelve-month amount were fourth-quarter originations of $3.7 billion, a $933.7 million increase from the trailing quarter’s volume and a $993.7 million increase year-over-year.

In the three and twelve months ended December 31, 2015, the Company sold $355.9 million and $1.2 billion, respectively, of multi-family loans, largely through participations; an additional $632.7 million of commercial real estate (“CRE”) loans were also sold during the year. As a result, the sale of multi-family loans produced net gains of $4.4 million in the current fourth quarter and, together with the CRE loans sold, produced net gains of $26.1 million for the full year.

The following table summarizes the Company’s production of loans held for investment in the three months ended December 31, 2015, September 30, 2015, and December 31, 2014 and in the twelve months ended December 31, 2015 and 2014:

	For the Three Months Ended			For the Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2015	2015	2014	2015	2014
Mortgage Loans Originated for Investment:
Multi-family	$2,778,623	$2,179,280	$1,879,470	$9,214,336	$7,584,154
Commercial real estate	492,883	254,041	417,715	1,842,062	1,661,066
One-to-four family	12,863	2,424	24,525	21,265	287,577
Acquisition, development, and construction	13,433	27,628	17,351	155,312	96,762
Total mortgage loans originated for investment	$3,297,802	$2,463,373	$2,339,061	$11,232,975	$9,629,559
Other Loans Originated for Investment:
Specialty finance	$334,525	$206,108	$296,310	$1,067,672	$848,482
Other commercial and industrial	87,001	116,338	89,894	367,699	530,330
Other	1,008	804	1,386	4,674	6,253
Total other loans originated for investment	$422,534	$323,250	$387,590	$1,440,045	$1,385,065
Total loans originated for investment	$3,720,336	$2,786,623	$2,726,651	$12,673,020	$11,014,624

Multi-family loans represented $26.0 billion of loans held for investment at the end of this December, reflecting a linked-quarter increase of $1.3 billion and a $2.1 billion, or 9.0%, increase from the balance at December 31, 2014. Were it not for the aforementioned sale of multi-family loans totaling $1.2 billion, the portfolio would have grown $3.3 billion, or 13.6%, year-over-year. The impact of the sale of loans was more than offset by the record volume of multi-family loans originated, as reflected in the table above.

CRE loans represented $7.9 billion of loans held for investment at the end of this December, reflecting a linked-quarter increase of $214.5 million and a year-over-year increase of $223.1 million. While the production of CRE loans rose $181.0 million year-over-year to $1.8 billion, the impact was somewhat tempered by the aforementioned sale of CRE loans. Absent the sale of CRE loans totaling $632.7 million, the portfolio would have grown 11.0% year-over-year to $8.5 billion at December 31st.

The following table provides additional information about the Company’s multi-family and CRE loan portfolios at December 31, 2015 and 2014:

	December 31,
(dollars in thousands)	2015		2014
Multi-Family Loan Portfolio:
Loans outstanding	$25,989,100		$23,849,038
Percent of total held-for-investment loans	72.7%		72.2%
Average principal balance	$5,307		$5,001
Weighted average life	2.8	years	3.0	years

Commercial Real Estate Loan Portfolio:
Loans outstanding	$7,860,162		$7,637,061
Percent of total held-for-investment loans	22.0%		23.1%
Average principal balance	$5,376		$4,991
Weighted average life	3.2	years	3.2	years

Also included in the year-end balance of loans held for investment were one-to-four family loans of $116.8 million; acquisition, development, and construction (“ADC”) loans of $311.5 million; and other loans of $1.5 billion, as compared to $138.9 million, $257.9 million, and $1.1 billion, respectively, at December 31, 2014. The year-over-year rise in other loans reflects a $249.4 million increase in specialty finance loans and leases to $882.9 million and a $93.5 million increase in other commercial and industrial (“C&I”) loans to $570.1 million. The latter increase largely reflects the transfer of certain other C&I loans in the amount of $158.5 million from “held for sale” to “held for investment” in the first quarter of 2015.

Non-Covered Loans Held for Sale

In 2015, the volume of non-covered loans originated for sale rose $1.5 billion to $4.7 billion, as consumers were encouraged to buy new homes or refinance by the low level of residential mortgage interest rates that prevailed throughout the year. Included in the current twelve-month amount were fourth-quarter originations of $832.5 million, reflecting a sequential decline of $128.1 million and a year-over-year decrease of $142.2 million.

Non-covered loans held for sale totaled $367.2 million at the end of December, reflecting three- and twelve-month reductions of $13.4 million and $12.2 million, respectively. In the three and twelve months ended December 31, 2015, the average balance of loans held for sale was $362.2 million and $490.6 million, respectively, as compared to $738.5 million and $399.1 million, respectively, in the three and twelve months ended December 31, 2014.

Pipeline

The Company currently has approximately $2.4 billion of loans in its pipeline, including loans held for investment of approximately $1.9 billion and one-to‐four family loans held for sale of approximately $500 million.

Asset Quality

The following discussion pertains only to the Company's portfolio of non-covered loans held for investment (excluding purchased credit-impaired loans) and non-covered other real estate owned ("OREO").

The Company’s asset quality reflected significant improvement over the course of 2015:

  Non-performing non-covered assets declined $78.0 million, or 56.2%, to $60.9 million at the end of this December, including a $17.9 million, or 22.8%, decrease in the fourth quarter of the year.
  The year-over-year decline was attributable to a $30.1 million reduction in non-performing non-covered loans to $46.8 million and a $47.9 million reduction in OREO to $14.1 million. The balances of non-performing non-covered assets and loans at the end of December are the lowest balances recorded since the second quarter of 2008.
  The year-over-year decline in OREO was primarily due to the sale of two multi-family properties in the second and fourth quarters in the amounts of $41.6 million and $9.1 million, respectively. The respective sales resulted in net gains recorded in “Other” non-interest income of $7.8 million and $4.6 million.
  The year-over-year decline in non-performing loans was primarily due to a $17.2 million decrease in non-performing multi-family loans to $13.9 million, together with a $9.9 million decline in non-performing CRE loans to $14.9 million. Reflecting these reductions, as well as declines in non-performing ADC and other loans, non-performing non-covered loans represented 0.13% of total non-covered loans at the end of this December, as compared to 0.23% at December 31, 2014. In addition, non-performing non-covered assets represented 0.13% of total non-performing assets at the end of this December, as compared to 0.30% at the prior year-end.

  The Company recorded net recoveries of $8.2 million in 2015, including $1.2 million in the fourth quarter of the year. In 2014, the Company recorded net charge-offs of $2.1 million, after net recoveries of $384,000 were recorded in the last six months of that year.

The following table summarizes the Company’s non-performing non-covered loans and assets at December 31, 2015 and 2014:

	December 31,
(in thousands)	2015	2014
Non-Performing Non-Covered Assets:
Non-accrual non-covered mortgage loans:
Multi-family	$13,904	$31,089
Commercial real estate	14,920	24,824
One-to-four family	12,259	11,032
Acquisition, development, and construction	27	654
Total non-accrual non-covered mortgage loans	$41,110	$67,599
Other non-accrual non-covered loans	5,715	9,351
Total non-performing non-covered loans	$46,825	$76,950
Non-covered other real estate owned	14,065	61,956
Total non-performing non-covered assets	$60,890	$138,906

The following table presents the Company's asset quality measures at or for the three months ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Non-performing non-covered loans to total non-covered loans	0.13%	0.23%
Non-performing non-covered assets to total non-covered assets	0.13	0.30
Net recoveries during the period to average loans during the period (non-annualized)	(0.00)	(0.00)
Allowance for losses on non-covered loans to non- performing non-covered loans	310.08	181.75
Allowance for losses on non-covered loans to total non-covered loans	0.41	0.42

Loans 30 to 89 days past due totaled $6.6 million at the end of this December, reflecting a $982,000 reduction from the September 30th balance and a $413,000 increase from the balance at the prior year-end. The linked-quarter decline was primarily attributable to a $4.4 million reduction in CRE loans to $178,000, which offset the impact of a $3.1 million increase in multi-family loans to $4.8 million and a $257,000 increase in one-to-four family loans to $1.1 million. The remainder of the linked-quarter decline in loans 30 to 89 days past due was attributable to a modest reduction in the balance of other loans. There were no ADC loans 30 to 89 days past due at the current year-end.

The net effect of the year-over-year reduction in non-performing non-covered assets and the modest year-over-year rise in loans 30 to 89 days past due was a $77.6 million, or 53.5%, reduction in total delinquencies to $67.5 million at December 31, 2015.

Securities

Consistent with management’s short-term objective of maintaining the Company’s assets below the current threshold for a Systemically Important Financial Institution, securities represented $6.2 billion, or 12.3%, of total assets at the end of this December, a $922.8 million reduction from the balance at December 31, 2014. The year-over-year decline was largely due to calls and repayments of securities. Government-sponsored enterprise (“GSE”) obligations represented 94.8% of total securities at the end of this December, as compared to 95.5% at the prior year-end.

Funding Sources

Deposits rose $98.0 million year-over-year to $28.4 billion, representing 56.5% of total assets at December 31, 2015. While certificates of deposit (“CDs”) fell $1.1 billion year-over-year, to $5.3 billion, the decrease was exceeded by a $1.2 billion increase in all other deposits combined to $23.1 billion. Non-interest-bearing accounts represented $196.8 million of the $1.2 billion increase, with savings accounts representing $489.9 million and NOW and money market accounts representing $519.4 million of the year-over-year rise.

Borrowed funds rose $1.5 billion year-over-year to $15.7 billion, representing 31.3% of total assets, at December 31, 2015. Wholesale borrowings accounted for $15.4 billion of the year-end balance, a $1.5 billion increase from the year-earlier amount. As previously mentioned, the Company prepaid $10.4 billion of primarily puttable wholesale borrowings during the current fourth quarter and replaced them with a like amount of wholesale borrowings with fixed maturities.

Stockholders’ Equity

Stockholders’ equity rose $152.9 million year-over-year to $5.9 billion, representing 11.79% of total assets and a book value of $12.24 per share at December 31, 2015. At the prior year-end, stockholders’ equity represented 11.91% of total assets and a book value of $13.06 per share.

The increase in stockholders’ equity largely reflects the aforementioned net proceeds of the follow-on common stock offering announced on October 29th. Pursuant to the offering, the Company issued 40,625,000 shares on November 4, 2015, generating proceeds of $630.5 million. Reflecting the follow-on offering, the Company had 484,943,308 shares outstanding at the end of this December, as compared to 442,587,190 at December 31, 2014.

Excluding goodwill and core deposit intangibles (“CDI”) from the respective balances, tangible stockholders’ equity rose $158.2 million year-over-year, to $3.5 billion, representing 7.30% of tangible assets and a tangible book value of $7.21 per share at December 31, 2015. (4)

Reflecting the capital rules under Basel III that took effect on January 1, 2015, the regulatory capital ratios for both New York Community Bank and New York Commercial Bank continued to exceed the federal requirements for “well capitalized” classification, as indicated in the table on the last page of this release.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

Summary of Results of Operations

In the fourth quarter of 2015, the Company recorded a one-time pre-tax debt repositioning charge of $915.0 million in connection with the prepayment of $10.4 billion of wholesale borrowings. In accordance with Accounting Standards Codification (“ASC”) No. 470-50, $773.8 million of the debt repositioning charge was recorded in interest expense and the remaining $141.2 million of the charge was recorded in non-interest expense. In addition, the Company’s fourth quarter non-interest expense included a pre-tax charge of $3.7 million in connection with the proposed merger with Astoria Financial. On an after-tax basis, the entire debt repositioning charge was equivalent to $546.8 million and the merger-related expenses were equivalent to $3.2 million.

Excluding the after-tax debt repositioning charge and the after-tax merger-related expenses, the Company generated non-GAAP earnings of $145.2 million, or $0.31 per diluted share, in the current fourth quarter, as compared to GAAP earnings of $114.7 million and $131.2 million, respectively, in the trailing and year-earlier three months. The latter amounts were equivalent to $0.26 per diluted share and $0.30 per diluted share, respectively. (1) Including the debt repositioning charge and the merger-related expenses (i.e., on a GAAP basis), the Company recorded a loss of $404.8 million, or $0.87 per diluted share, in the three months ended December 31, 2015.

The GAAP and non-GAAP per-share figures reported for the current fourth quarter partly reflect the impact of the shares that were issued in connection with the Company’s follow-on offering of common stock. The issuance of 40,625,000 shares generated proceeds of $630.5 million which more than offset the impact on capital of the after-tax debt repositioning charge.

Net Interest (Loss) Income

While the benefit of the strategic debt repositioning will be reflected in the Company’s 2016 earnings and thereafter, the inclusion of the related charge in interest expense in the current fourth quarter resulted in a net interest loss. Excluding the impact of the one-time charge, the Company recorded net interest income of $324.6 million (hereinafter referred to as “adjusted net interest income”) and a net interest margin of 2.95% (hereinafter referred to as “adjusted net interest margin”). (2)

Given the significant impact of the debt repositioning charge on the Company’s fourth quarter net interest income, a comparison with the amounts and measures in the trailing and year-earlier quarters, would not be meaningful. To provide an understanding of the impact of the debt repositioning charge and clarify the net interest income produced through ongoing operations, the Company has presented its net interest income analysis for the three and twelve months ended December 31, 2015 both with and without the $773.8 million charge recorded in interest expense. The respective analyses are located on pages 15 through 17 of this release. In particular, readers are encouraged to compare the following line items, which were directly impacted by the debt repositioning charge: the interest expense on average borrowed funds; the average cost of borrowed funds; total interest expense; the average cost of interest-bearing liabilities; net interest income; interest rate spread; and net interest margin.

As the interest income produced in the fourth quarter of 2015 and the interest expense produced by interest-bearing deposits during that time were not impacted by the debt repositioning charge, a discussion of those components of net interest income follows:

Interest Income

  Interest income rose $8.0 million sequentially and $1.7 million year-over-year to $424.5 million in the three months ended December 31, 2015.
  The sequential increase was attributable to a $350.0 million rise in the average balance of interest-earning assets to $44.1 billion and a five-basis point rise in the average yield to 3.85%. While the average balance of securities and money market investments fell $454.3 million sequentially to $6.9 billion, the average loan balance rose $804.4 million to $37.2 billion during this time. Conversely, the average yield on loans dropped five basis points to 3.88% in the current fourth quarter, while the average yield on securities and money market investments rose 49 basis points to 3.68%. The latter increase was primarily due to yield maintenance fees of $8.5 million that were received on securities that prepaid.
  The year-over-year increase in interest income was attributable to a $496.0 million increase in the average balance of interest-earning assets, which exceeded the impact of a two-basis point drop in the average yield. While the average balance of loans rose $1.5 billion year-over-year, the average balance of securities and money market investments fell $959.6 million. Conversely, the average yield on loans fell 12 basis points from the year-earlier level while the average yield on securities and money market investments rose 39 basis points, primarily reflecting yield maintenance fees.
  Prepayment penalty income on loans and securities contributed $25.9 million to interest income in the current fourth quarter, with loans and securities accounting for $17.4 million and $8.5 million, respectively. In the third quarter of 2015, prepayment penalty income on loans and securities contributed $24.5 million to net interest income, with loans and securities accounting for $23.1 million and $1.4 million, respectively. In the fourth quarter of 2014, prepayment penalty income on loans contributed $21.8 million to net interest income; there was no prepayment penalty income from securities during that time.
  As a result, prepayment penalty income on loans and securities contributed 24 basis points to the current fourth-quarter margin (with loans and securities accounting for 16 and eight basis points, respectively, of the total), as compared to 22 basis points in the trailing quarter (with loans accounting for 21 basis points). In the fourth quarter of 2014, the contribution of prepayment penalty income to the margin was 20 basis points, entirely from loans. Absent the contributions of prepayment penalty income in the respective quarters, the margin (excluding the debt repositioning charge) would have been 2.71% in the current fourth quarter, 37 basis points wider than the trailing-quarter margin and 30 basis points wider than the margin in the fourth quarter of 2014.

Interest-Bearing Deposits

  In the fourth quarter of 2015, interest-bearing deposits generated interest expense of $39.2 million, down $829,000 and $1.8 million, respectively, from the levels recorded in the trailing and year-earlier three months.
  The sequential decline was the net effect of a $29.8 million rise in the average balance to $25.9 billion and a one-basis point decline in the average cost of such funds to 0.60%.
  The year-over-year decline was the net effect of a $222.9 million drop in the average balance and a two-basis point decline in the average cost.

Recovery of Loan Losses

Recovery of Losses on Non-Covered Loans

Reflecting management’s assessment of the adequacy of the allowance for losses on non-covered loans and the net recoveries recorded in the quarter, the Company recovered $80,000 from the allowance for non-covered loan losses in the fourth quarter of 2015. In the third quarter of the year, the Company recovered $512,000 from the non-covered loan loss allowance; there was no provision for, or recovery of, non-covered loan losses recorded in the fourth quarter of 2014.

Recovery of Losses on Covered Loans

Reflecting an increase in the cash flows expected from certain pools of acquired loans covered by FDIC loss-sharing agreements, the Company recovered $6.2 million from the allowance for covered loan losses in the current fourth quarter, as compared to $8.5 million and $200,000, respectively, in the trailing and year-earlier three months. The recoveries recorded in the respective quarters were largely offset by FDIC indemnification expense of $5.0 million, $6.8 million, and $160,000. FDIC indemnification expense is recorded in “Other” non-interest income, as further discussed below.

Non-Interest Income

Non-interest income totaled $59.0 million in the current fourth quarter, reflecting a linked-quarter increase of $21.5 million and a year-over-year decrease of $11.4 million. The following factors contributed to the linked-quarter increase:

  Mortgage banking income rose $4.8 million sequentially to $12.3 million, as a $1.6 million decline in income from originations to $5.9 million was exceeded by the difference between the $6.4 million of mortgage servicing income recorded in the current fourth quarter and the $50,000 servicing loss recorded in the trailing three months. In the third quarter of 2015, the level of mortgage banking income recorded was adversely impacted by a decline in hedge effectiveness.
  Other non-interest income rose $12.7 million sequentially, to $33.6 million, largely reflecting a $13.3 million gain on the sale of a bank-owned property.
  Net securities gains rose $3.0 million sequentially to $3.1 million.
  FDIC indemnification expense declined $1.8 million to $5.0 million in the current fourth quarter as the recovery of losses on covered loans fell $2.3 million from the level recorded in the trailing three months.

The following factors contributed to the year-over-year decline in non-interest income:

  Mortgage banking income fell $4.2 million year-over-year as a $2.8 million decline in income from originations combined with a $1.4 million decline in servicing income.
  The Company recorded net securities gains of $8.7 million in the fourth quarter of 2014, exceeding the current fourth-quarter amount by $5.6 million.
  FDIC indemnification expense totaled $160,000 in the year-earlier fourth quarter as compared to $5.0 million in the fourth quarter of 2015. The increase was consistent with the rise in the recovery of covered loan losses from $200,000 in the year-earlier fourth quarter to $6.2 million in the fourth quarter of 2015.
  The impact of these factors was only partly offset by a $3.8 million increase in other non-interest income, including the gain on the sale of a branch building noted above. In the fourth quarter of 2014, the Company’s other non-interest income was increased by the recovery of $17.3 million on a security that had previously been written off.

Non-Interest Expense

Largely reflecting the $141.2 million debt repositioning charge and $3.7 million of merger-related expenses, non-interest expense totaled $309.8 million in the fourth quarter of 2015. Excluding these two items, the Company’s non-interest expense totaled $164.9 million in the current fourth quarter, as compared to $147.3 million and $148.1 million, respectively, in the trailing and year-earlier three months.

Operating expenses represented $163.7 million of total non-interest expense in the current fourth quarter, reflecting a linked-quarter increase of $17.7 million and a $17.5 million increase year-over-year. While occupancy and equipment expense fell $757,000 sequentially to $25.2 million, compensation and benefits expense rose $4.0 million to $88.2 million, and general and administrative (“G&A") expense rose $14.5 million to $50.3 million during the same time.

The linked-quarter rise in compensation and benefits expense primarily reflects an increase in medical benefits expense and incentive compensation, while the increase in G&A expense primarily reflects non-income-related taxes of $5.4 million resulting from the debt repositioning, in addition to an increase in FDIC insurance premiums and professional fees. In the third quarter of 2015, the Company’s G&A expense included a $3.1 million reduction in non-income-related taxes.

The year-over-year increase in operating expenses was the result of a $9.9 million increase in compensation and benefits expense, a $7.4 million increase in G&A expense, and a modest rise in occupancy and equipment expense. While the year-over-year rise in G&A expense was primarily due to the same factors as the linked-quarter increase, the year-over-year rise in compensation and benefits expense was largely due to an increase in medical benefits expense and pension expenses, as well as normal salary increases and incentive stock awards.

Income Tax Expense

Largely reflecting the pre-tax debt repositioning charge of $915.0 million and the $3.7 million of pre-tax merger-related expenses, the Company recorded an income tax benefit of $288.8 million in the current fourth quarter, as compared to income tax expense of $64.0 million and $75.1 million, respectively, in the trailing quarter and year-earlier three months.

As a result of the debt repositioning charge and the merger-related expenses, the Company recorded a pre-tax loss of $693.6 million in the current fourth quarter and an effective tax rate of 41.6%. In the three months ended September 30, 2015 and December 31, 2014, the Company recorded pre-tax income of $178.7 million and $206.3 million and the respective effective tax rates were 35.8% and 36.4%. Excluding the debt repositioning charge and the merger-related expenses, the Company would have recorded pre-tax income of $230.5 million in the current fourth quarter and an effective tax rate of 37.0%.

About New York Community Bancorp, Inc.

One of the largest U.S. bank holding companies, with assets of $50.3 billion, New York Community Bancorp, Inc. is a leading producer of multi-family loans on non-luxury, rent-regulated apartment buildings in New York City, and the parent of New York Community Bank and New York Commercial Bank. With deposits of $28.4 billion and 258 branches in Metro New York, New Jersey, Florida, Ohio, and Arizona, the Company also ranks among the largest depositories in the United States.

Reflecting its growth through a series of acquisitions, the Community Bank currently operates through seven local divisions, each with a history of service and strength: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, and Roosevelt Savings Bank in New York; Garden State Community Bank in New Jersey; Ohio Savings Bank in Ohio; and AmTrust Bank in Florida and Arizona. Similarly, New York Commercial Bank currently operates 18 of its 30 New York-based branches under the divisional name Atlantic Bank. Additional information about the Company and its bank subsidiaries is available at www.myNYCB.com and www.NewYorkCommercialBank.com.

Post-Earnings Release Conference Call

As previously announced, the Company will host a conference call on Wednesday, January 27, 2016, at 8:30 a.m. (Eastern Standard Time) to discuss its fourth quarter 2015 performance and strategies. The conference call may be accessed by dialing (877) 407-8293 (for domestic calls) or (201) 689-8349 (for international calls) and asking for “New York Community Bancorp” or “NYCB”. A replay will be available approximately three hours following completion of the call through 11:59 p.m. on January 31st, and may be accessed by calling (877) 660-6853 (domestic) or (201) 612-7415 (international) and providing the following conference ID: 13627422. In addition, the conference call will be webcast at ir.myNYCB.com, and archived through 5:00 p.m. on February 24, 2016.

Cautionary Statements Regarding Forward-Looking Information

This earnings release and the associated conference call may include forward‐looking statements by the Company and our authorized officers pertaining to such matters as our goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters, including the proposed merger with Astoria Financial; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; and our ability to achieve our financial and other strategic goals.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Additionally, forward‐looking statements speak only as of the date they are made; the Company does not assume any duty, and does not undertake, to update our forward‐looking statements. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those anticipated in our statements, and our future performance could differ materially from our historical results.

Our forward‐looking statements are subject to the following principal risks and uncertainties: general economic conditions and trends, either nationally or locally; conditions in the securities markets; changes in interest rates; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; changes in real estate values; changes in the quality or composition of our loan or investment portfolios; changes in competitive pressures among financial institutions or from non‐financial institutions; our ability to obtain the necessary shareholder and regulatory approvals of any acquisitions we may propose, including the Astoria Financial merger; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations, and our ability to realize related revenue synergies and cost savings within expected time frames; changes in legislation, regulations, and policies; and a variety of other matters which, by their nature, are subject to significant uncertainties and/or are beyond our control.

More information regarding some of these factors is provided in the Risk Factors section of our Form 10‐K for the year ended December 31, 2014 and in other SEC reports we file, including our Forms 10-Q for the three months ended March 31, June 30, and September 30, 2015. Our forward‐looking statements may also be subject to other risks and uncertainties, including those we may discuss in this news release, on our conference call, during investor presentations, or in our SEC filings, which are accessible on our website and at the SEC’s website, www.sec.gov.

Important Additional Information

This press release and the related conference call include certain communications that are made in respect of the proposed merger transaction involving the Company and Astoria Financial. The Company has filed a registration statement on Form S-4 with the SEC, which includes a joint proxy statement of Astoria Financial and the Company and a prospectus of the Company, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to shareholders of Astoria Financial and of the Company seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria Financial and the Company are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by the Company and Astoria Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge at its website at http://ir.mynycb.com/ and the documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4420, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

The Company, Astoria Financial, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from the Company’s and Astoria Financial’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of the Company and their ownership of its common stock is set forth in the proxy statement for its 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015. Information about the directors and executive officers of Astoria Financial and their ownership of its common stock is set forth in the proxy statement for its 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.

Footnotes to the Text

(1)	Please see the reconciliations of our GAAP loss and our non-GAAP earnings on page 13 of this release.
(2)	Please see the reconciliations of our net interest margin as calculated in accordance with GAAP and our adjusted net interest margin, which is a non-GAAP measure, on pages 15 - 17 of this release.
(3)

We calculate our efficiency ratio by dividing our operating expenses by the sum of our net interest income and non-interest income. We calculated our non-GAAP efficiency ratio for the three and twelve months ended December 31, 2015 by subtracting the merger-related expenses and non-income-related taxes from our operating expenses and the respective portions of the debt repositioning charge from our net interest income, and non-interest income, and dividing the adjusted operating expenses by the adjusted net interest income and non-interest income.

(4)	Tangible assets and tangible stockholders’ equity are non-GAAP financial measures. Please see the reconciliations of our GAAP and non-GAAP financial measures on page 14 of this release.

- Financial Statements and Highlights Follow ‐

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CONDITION
(in thousands, except share data)

	December 31,	December 31,
	2015	2014
	(unaudited)
Assets
Cash and cash equivalents	$537,674	$564,150
Securities:
Available-for-sale	204,255	173,783
Held-to-maturity	5,969,390	6,922,667
Total securities	6,173,645	7,096,450
Loans held for sale	367,221	379,399
Non-covered mortgage loans held for investment:
Multi-family	25,989,100	23,849,038
Commercial real estate	7,860,162	7,637,061
Acquisition, development, and construction	311,479	257,850
One-to-four family	116,841	138,915
Total non-covered mortgage loans held for investment	34,277,582	31,882,864
Non-covered other loans held for investment	1,485,622	1,142,092
Total non-covered loans held for investment	35,763,204	33,024,956
Less: Allowance for losses on non-covered loans	(147,124)	(139,857)
Non-covered loans held for investment, net	35,616,080	32,885,099
Covered loans	2,060,089	2,428,622
Less: Allowance for losses on covered loans	(31,395)	(45,481)
Covered loans, net	2,028,694	2,383,141
Total loans, net	38,011,995	35,647,639
Federal Home Loan Bank stock, at cost	663,971	515,327
Premises and equipment, net	322,307	319,002
FDIC loss share receivable	314,915	397,811
Goodwill	2,436,131	2,436,131
Core deposit intangibles, net	2,599	7,943
Other assets (includes $25,817 and $32,048, respectively, of other real estate owned
covered by loss sharing agreements)	1,854,559	1,574,764
Total assets	$50,317,796	$48,559,217

Liabilities and Stockholders’ Equity
Deposits:
NOW and money market accounts	$13,069,019	$12,549,600
Savings accounts	7,541,566	7,051,622
Certificates of deposit	5,312,487	6,420,598
Non-interest-bearing accounts	2,503,686	2,306,914
Total deposits	28,426,758	28,328,734
Borrowed funds:
Wholesale borrowings	15,389,800	13,868,132
Junior subordinated debentures	358,605	358,355
Total borrowed funds	15,748,405	14,226,487
Other liabilities	207,937	222,181
Total liabilities	44,383,100	42,777,402
Stockholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	--	--
Common stock at par $0.01 (600,000,000 shares authorized; 484,968,024 and 442,659,460
shares issued; and 484,943,308 and 442,587,190 shares outstanding, respectively)	4,850	4,427
Paid-in capital in excess of par	6,023,882	5,369,623
(Accumulated deficit) retained earnings	(36,568)	464,569
Treasury stock, at cost (24,716 and 72,270 shares, respectively)	(447)	(1,118)
Accumulated other comprehensive loss, net of tax:
Net unrealized gain on securities available for sale, net of tax	3,031	2,990
Net unrealized loss on the non-credit portion of other-than-temporary impairment losses, net of tax	(5,318)	(5,387)
Pension and post-retirement obligations, net of tax	(54,734)	(53,289)
Total accumulated other comprehensive loss, net of tax	(57,021)	(55,686)
Total stockholders’ equity	5,934,696	5,781,815
Total liabilities and stockholders’ equity	$50,317,796	$48,559,217

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended			For the Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2015	2014	2015	2014
Interest Income:
Mortgage and other loans	$ 361,043	$357,916	$358,298	$1,441,462	$1,414,884
Securities and money market investments	63,458	58,634	64,505	250,122	268,183
Total interest income	424,501	416,550	422,803	1,691,584	1,683,067

Interest Expense:
NOW and money market accounts	11,918	11,770	11,109	46,467	39,508
Savings accounts	12,779	12,739	11,254	50,776	35,727
Certificates of deposit	14,522	15,539	18,657	62,906	74,511
Borrowed funds	60,728	97,090	98,101	349,604	392,968
Borrowed funds (debt repositioning charge)	773,756	--	--	773,756	--
Total interest expense	873,703	137,138	139,121	1,283,509	542,714
Net interest (loss) income	(449,202)	279,412	283,682	408,075	1,140,353
Recovery of losses on non-covered loans	(80)	(512)	--	(3,334)	--
Recovery of losses on covered loans	(6,237)	(8,516)	(200)	(11,670)	(18,587)
Net interest (loss) income after recovery of loan losses	(442,885)	288,440	283,882	423,079	1,158,940

Non-Interest Income:
Mortgage banking income	12,265	7,474	16,446	54,113	62,953
Fee income	8,121	8,765	9,073	34,058	36,585
Bank-owned life insurance	6,946	7,117	6,620	27,541	27,150
Net gain on sales of securities	3,111	140	8,712	4,054	14,029
FDIC indemnification expense	(4,989)	(6,813)	(160)	(9,336)	(14,870)
Other income	33,587	20,904	29,788	100,333	75,746
Total non-interest income	59,041	37,587	70,479	210,763	201,593

Non-Interest Expense:
Operating expenses:
Compensation and benefits	88,171	84,177	78,232	342,624	306,848
Occupancy and equipment	25,219	25,976	25,019	102,435	99,016
General and administrative	50,345	35,875	42,987	170,541	173,306
Total operating expenses	163,735	146,028	146,238	615,600	579,170
Amortization of core deposit intangibles	1,135	1,280	1,873	5,344	8,297
Debt repositioning charge	141,209	--	--	141,209	--
Merger-related expenses	3,702	--	--	3,702	--
Total non-interest expense	309,781	147,308	148,111	765,855	587,467
(Loss) income before income taxes	(693,625)	178,719	206,250	(132,013)	773,066
Income tax (benefit) expense	(288,818)	64,031	75,053	(84,857)	287,669
Net (Loss) Income	$(404,807)	$114,688	$131,197	$ (47,156)	$ 485,397

Basic (loss) earnings per share	$(0.87)	$0.26	$0.30	$(0.11)	$1.09
Diluted (loss) earnings per share	$(0.87)	$0.26	$0.30	$(0.11)	$1.09
Adjustments to diluted GAAP (loss) per share:
Debt repositioning charge	1.17			1.22
Merger-related expenses	0.01			0.01
Diluted non-GAAP earnings per share(1)(2)	$ 0.31			$ 1.11

(1) Footing differences are due to rounding.
(2) Please see the discussion of our GAAP loss and non-GAAP earnings on page 14 of this release.

NEW YORK COMMUNITY BANCORP, INC.
RECONCILIATIONS OF GAAP LOSS AND NON-GAAP EARNINGS
(unaudited)

Although they are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe that our non-GAAP earnings are an important indication of our ability to generate earnings through our fundamental business. Since they exclude the effects of certain items that are unusual and/or difficult to predict (in this case, the aforementioned debt repositioning charge and merger-related expenses), we believe that our non-GAAP earnings provide useful supplemental information to both management and investors in evaluating our financial performance in the three and twelve months ended December 31, 2015.

Our non-GAAP earnings should not be considered in isolation or as a substitute for net (loss) income, cash flows from operating activities, or other (loss) income or cash flow statement data that are calculated in accordance with GAAP. Moreover, the manner in which we calculate our non-GAAP earnings may differ from that of other companies also reporting non-GAAP results.

Reconciliations of our GAAP loss and non-GAAP earnings for the three and twelve months ended December 31, 2015 follow:

(in thousands, except per share data)	For the Three Months Ended December 31, 2015	For the Twelve Months Ended December 31, 2015
GAAP Loss	$(404,807)	$ (47,156)
Adjustments to GAAP Loss:
Debt repositioning charge	914,965	914,965
State and local non-income taxes resulting from the loss on debt repositioning and recorded in G&A expense	5,440	5,440
Merger-related expenses	3,702	3,702
Income tax effect	(374,110)	(374,110)
Non-GAAP Earnings	$ 145,190	$ 502,841

Diluted GAAP Loss per Share	$(0.87)	$(0.11)
Adjustments to diluted GAAP loss per share:
Debt repositioning charge	1.17	1.22
Merger-related expenses	0.01	0.01
Diluted non-GAAP earnings per share(1)	$ 0.31	$ 1.11

(1) Footing differences are due to rounding.

NEW YORK COMMUNITY BANCORP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP FINANCIAL MEASURES
(unaudited)

Although tangible stockholders’ equity, adjusted tangible stockholders’ equity, tangible assets, and adjusted tangible assets are not calculated in accordance with GAAP, management uses these non-GAAP financial measures in their analysis of our performance. We believe that these non-GAAP financial measures are an important indication of our ability to grow both organically and through business combinations, and, with respect to tangible stockholders’ equity and adjusted tangible stockholders’ equity, our ability to pay dividends and engage in various capital management strategies.

Tangible stockholders’ equity, adjusted tangible stockholders’ equity, tangible assets, adjusted tangible assets, and the related non-GAAP financial measures should not be considered in isolation or as a substitute for stockholders’ equity, total assets, or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP financial measures may differ from that of other companies reporting non-GAAP measures with similar names.

Reconciliations of our stockholders’ equity, tangible stockholders’ equity, and adjusted tangible stockholders’ equity; total assets, tangible assets, and adjusted tangible assets; and the related measures at or for the three months ended December 31, 2015, September 30, 2015, and December 31, 2014, and for the twelve months ended December 31, 2015 and 2014, follow:

	At or for the			At or for the
	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2015	2015	2014	2015	2014
Total Stockholders’ Equity	$ 5,934,696	$ 5,826,837	$ 5,781,815	$ 5,934,696	$ 5,781,815
Less: Goodwill	(2,436,131)	(2,436,131)	(2,436,131)	(2,436,131)	(2,436,131)
Core deposit intangibles	(2,599)	(3,734)	(7,943)	(2,599)	(7,943)
Tangible stockholders’ equity	$ 3,495,966	$ 3,386,972	$ 3,337,741	$ 3,495,966	$ 3,337,741

Total Assets	$50,317,796	$49,045,482	$48,559,217	$50,317,796	$48,559,217
Less: Goodwill	(2,436,131)	(2,436,131)	(2,436,131)	(2,436,131)	(2,436,131)
Core deposit intangibles	(2,599)	(3,734)	(7,943)	(2,599)	(7,943)
Tangible assets	$47,879,066	$46,605,617	$46,115,143	$47,879,066	$46,115,143

Tangible Stockholders’ Equity	$3,495,966	$3,386,972	$3,337,741	$3,495,966	$3,337,741
Add back: Accumulated other comprehensive loss, net of tax	57,021	53,427	55,686	57,021	55,686
Adjusted tangible stockholders’ equity	$3,552,987	$3,440,399	$3,393,427	$3,552,987	$3,393,427

Tangible Assets	$47,879,066	$46,605,617	$46,115,143	$47,879,066	$46,115,143
Add back: Accumulated other comprehensive loss, net of tax	57,021	53,427	55,686	57,021	55,686
Adjusted tangible assets	$47,936,087	$46,659,044	$46,170,829	$47,936,087	$46,170,829

Average Stockholders’ Equity	$ 5,819,461	$ 5,822,699	$ 5,798,260	$ 5,813,636	$ 5,768,795
Less: Average goodwill and core deposit intangibles	(2,439,433)	(2,440,708)	(2,445,262)	(2,441,406)	(2,448,322)
Average tangible stockholders’ equity	$ 3,380,028	$ 3,381,991	$ 3,352,998	$ 3,372,230	$ 3,320,473

Average Assets	$49,403,650	$48,970,353	$48,870,512	$48,870,205	$48,038,072
Less: Average goodwill and core deposit intangibles	(2,439,433)	(2,440,708)	(2,445,262)	(2,441,406)	(2,448,322)
Average tangible assets	$46,964,217	$46,529,645	$46,425,250	$46,428,799	$45,589,750

Net (Loss) Income	$(404,807)	$114,688	$131,197	$(47,156)	$485,397
Add back: Amortization of core deposit intangibles, net of tax	681	768	1,124	3,206	4,978
Adjusted net (loss) income	$(404,126)	$115,456	$132,321	$(43,950)	$490,375

Non-GAAP Net Income	$145,190	$114,688	$131,197	$502,841	$485,397
Add back: Amortization of core deposit intangibles, net of tax	681	768	1,124	3,206	4,978
Adjusted non-GAAP net income	$145,871	$115,456	$132,321	$506,047	$490,375

NEW YORK COMMUNITY BANCORP, INC.
NET INTEREST INCOME ANALYSES (NON-GAAP AND GAAP)
(unaudited)

The first table on this page presents an analysis of the Company’s fourth quarter 2015 net interest income as if the aforementioned $773.8 million debt repositioning charge recorded in interest expense in accordance with ASC 470-50 had not been recorded. Although such adjusted net interest income is not a measure of performance calculated in accordance with GAAP, we believe that it is an important indication of our ability to generate net interest income through our fundamental banking business and therefore provides useful supplemental information to management and investors in evaluating our financial results.

The following line items are presented in the adjusted net interest income analysis for the fourth quarter of 2015 absent the impact of the debt repositioning charge: interest expense on and average cost of borrowed funds; interest expense on and average cost of interest-bearing liabilities; net interest income; interest rate spread; and net interest margin. No adjustments have been made to these items for the three months ended September 30, 2015. Furthermore, none of these adjusted items should be considered in isolation or as a substitute for net interest (loss) income or its component measures, which appear in the second table on this page.

ADJUSTED NET INTEREST INCOME ANALYSIS (NON-GAAP)

For the Three Months Ended
December 31, 2015	September 30, 2015
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$37,240,361	$361,043	3.88%	$36,435,984	$357,916	3.93%
Securities and money market investments	6,871,407	63,458	3.68	7,325,746	58,634	3.19
Total interest-earning assets	44,111,768	424,501	3.85	43,761,730	416,550	3.80
Non-interest-earning assets	5,291,882	5,208,623
Total assets	$49,403,650	$48,970,353
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,930,306	$ 11,918	0.37%	$12,728,206	$ 11,770	0.37%
Savings accounts	7,579,895	12,779	0.67	7,446,936	12,739	0.68
Certificates of deposit	5,356,629	14,522	1.08	5,661,888	15,539	1.09
Total interest-bearing deposits	25,866,830	39,219	0.60	25,837,030	40,048	0.61
Borrowed funds	14,813,371	60,728	1.63	14,522,556	97,090	2.65
Total interest-bearing liabilities	40,680,201	99,947	0.98	40,359,586	137,138	1.35
Non-interest-bearing deposits	2,740,355	2,576,350
Other liabilities	163,633	211,718
Total liabilities	43,584,189	43,147,654
Stockholders’ equity	5,819,461	5,822,699
Total liabilities and stockholders’ equity	$49,403,650	$48,970,353
Net interest income/interest rate spread	$324,554	2.87%	$279,412	2.45%
Net interest margin	2.95%	2.56%
Ratio of interest-earning assets to interest-bearing liabilities	1.08	x	1.08	x

NET INTEREST INCOME ANALYSIS (GAAP)

For the Three Months Ended
December 31, 2015	September 30, 2015
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$37,240,361	$ 361,043	3.88%	$36,435,984	$357,916	3.93%
Securities and money market investments	6,871,407	63,458	3.68	7,325,746	58,634	3.19
Total interest-earning assets	44,111,768	424,501	3.85	43,761,730	416,550	3.80
Non-interest-earning assets	5,291,882	5,208,623
Total assets	$49,403,650	$48,970,353
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,930,306	$ 11,918	0.37%	$12,728,206	$ 11,770	0.37%
Savings accounts	7,579,895	12,779	0.67	7,446,936	12,739	0.68
Certificates of deposit	5,356,629	14,522	1.08	5,661,888	15,539	1.09
Total interest-bearing deposits	25,866,830	39,219	0.60	25,837,030	40,048	0.61
Borrowed funds	14,813,371	834,484	22.35	14,522,556	97,090	2.65
Total interest-bearing liabilities	40,680,201	873,703	8.52	40,359,586	137,138	1.35
Non-interest-bearing deposits	2,740,355	2,576,350
Other liabilities	163,633	211,718
Total liabilities	43,584,189	43,147,654
Stockholders’ equity	5,819,461	5,822,699
Total liabilities and stockholders’ equity	$49,403,650	$48,970,353
Net interest (loss) income/interest rate spread	$(449,202)	(4.67)%	$279,412	2.45%
Net interest margin	(4.01)%	2.56%
Ratio of interest-earning assets to interest-bearing liabilities	1.08	x	1.08	x

NEW YORK COMMUNITY BANCORP, INC.
NET INTEREST INCOME ANALYSES (NON-GAAP AND GAAP)
(unaudited)

The first table on this page presents an analysis of the Company’s fourth quarter 2015 net interest income as if the aforementioned $773.8 million debt repositioning charge recorded in interest expense in accordance with ASC 470-50 had not been recorded. Although such adjusted net interest income is not a measure of performance calculated in accordance with GAAP, we believe that it is an important indication of our ability to generate net interest income through our fundamental banking business and therefore provides useful supplemental information to management and investors in evaluating our financial results.

The following line items are presented in the adjusted net interest income analysis for the fourth quarter of 2015 absent the impact of the debt repositioning charge: interest expense on and average cost of borrowed funds; interest expense on and average cost of interest-bearing liabilities; net interest income; interest rate spread; and net interest margin. No adjustments have been made to these items for the three months ended December 31, 2014. Furthermore, none of these adjusted items should be considered in isolation or as a substitute for net interest (loss) income or its component measures, which appear in the second table on this page.

ADJUSTED NET INTEREST INCOME ANALYSIS (NON-GAAP)

For the Three Months Ended December 31,
2015	2014
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$37,240,361	$ 361,043	3.88%	$35,784,839	$358,298	4.00%
Securities and money market investments	6,871,407	63,458	3.68	7,830,979	64,505	3.29
Total interest-earning assets	44,111,768	424,501	3.85	43,615,818	422,803	3.87
Non-interest-earning assets	5,291,882	5,254,694
Total assets	$49,403,650	$48,870,512
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,930,306	$ 11,918	0.37%	$12,478,182	$ 11,109	0.35%
Savings accounts	7,579,895	12,779	0.67	7,100,938	11,254	0.63
Certificates of deposit	5,356,629	14,522	1.08	6,510,626	18,657	1.14
Total interest-bearing deposits	25,866,830	39,219	0.60	26,089,746	41,020	0.62
Borrowed funds	14,813,371	60,728	1.63	14,244,337	98,101	2.73
Total interest-bearing liabilities	40,680,201	99,947	0.98	40,334,083	139,121	1.37
Non-interest-bearing deposits	2,740,355	2,545,450
Other liabilities	163,633	192,719
Total liabilities	43,584,189	43,072,252
Stockholders’ equity	5,819,461	5,798,260
Total liabilities and stockholders’ equity	$49,403,650	$48,870,512
Net interest income/interest rate spread	$324,554	2.87%	$283,682	2.50%
Net interest margin	2.95%	2.61%
Ratio of interest-earning assets to interest-bearing liabilities	1.08	x	1.08	x

NET INTEREST INCOME ANALYSIS (GAAP)

For the Three Months Ended December 31,
2015	2014
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$37,240,361	$ 361,043	3.88%	$35,784,839	$358,298	4.00%
Securities and money market investments	6,871,407	63,458	3.68	7,830,979	64,505	3.29
Total interest-earning assets	44,111,768	424,501	3.85	43,615,818	422,803	3.87
Non-interest-earning assets	5,291,882	5,254,694
Total assets	$49,403,650	$48,870,512
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,930,306	$ 11,918	0.37%	$12,478,182	$ 11,109	0.35%
Savings accounts	7,579,895	12,779	0.67	7,100,938	11,254	0.63
Certificates of deposit	5,356,629	14,522	1.08	6,510,626	18,657	1.14
Total interest-bearing deposits	25,866,830	39,219	0.60	26,089,746	41,020	0.62
Borrowed funds	14,813,371	834,484	22.35	14,244,337	98,101	2.73
Total interest-bearing liabilities	40,680,201	873,703	8.52	40,334,083	139,121	1.37
Non-interest-bearing deposits	2,740,355	2,545,450
Other liabilities	163,633	192,719
Total liabilities	43,584,189	43,072,252
Stockholders’ equity	5,819,461	5,798,260
Total liabilities and stockholders’ equity	$49,403,650	$48,870,512
Net interest (loss) income/interest rate spread	$(449,202)	(4.67)%	$283,682	2.50%
Net interest margin	(4.01)%	2.61%
Ratio of interest-earning assets to interest-bearing liabilities	1.08	x	1.08	x

NEW YORK COMMUNITY BANCORP, INC.
NET INTEREST INCOME ANALYSES (NON-GAAP AND GAAP)
(unaudited)

The first table on this page presents an analysis of the Company’s net interest income for the 12 months ended December 31, 2015 as if the aforementioned $773.8 million debt repositioning charge recorded in interest expense in accordance with ASC 470-50 had not been recorded. Although such adjusted net interest income is not a measure of performance calculated in accordance with GAAP, we believe that it is an important indication of our ability to generate net interest income through our fundamental banking business and therefore provides useful supplemental information to management and investors in evaluating our financial results.

The following line items are presented in the adjusted net interest income analysis for the 12 months ended December 31, 2015 absent the impact of the debt repositioning charge: interest expense on and average cost of borrowed funds; interest expense on and average cost of interest-bearing liabilities; net interest income; interest rate spread; and net interest margin. No adjustments have been made to these items for the 12 months ended December 31, 2014. None of the adjusted items should be considered in isolation or as a substitute for net interest (loss) income or its component measures, which appear in the second table on this page.

ADJUSTED NET INTEREST INCOME ANALYSIS (NON-GAAP)

For the Twelve Months Ended December 31,
2015	2014
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$36,343,407	$1,441,462	3.97%	$34,510,611	$1,414,884	4.10%
Securities and money market investments	7,278,562	250,122	3.44	8,215,129	268,183	3.26
Total interest-earning assets	43,621,969	1,691,584	3.88	42,725,740	1,683,067	3.94
Non-interest-earning assets	5,248,236	5,312,332
Total assets	$48,870,205	$48,038,072
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,674,236	$ 46,467	0.37%	$11,638,484	$ 39,508	0.34%
Savings accounts	7,546,417	50,776	0.67	6,595,334	35,727	0.54
Certificates of deposit	5,698,437	62,906	1.10	6,663,188	74,511	1.12
Total interest-bearing deposits	25,919,090	160,149	0.62	24,897,006	149,746	0.60
Borrowed funds	14,275,818	349,604	2.45	14,687,889	392,968	2.68
Total interest-bearing liabilities	40,194,908	509,753	1.27	39,584,895	542,714	1.37
Non-interest-bearing deposits	2,660,220	2,481,751
Other liabilities	201,441	202,631
Total liabilities	43,056,569	42,269,277
Stockholders’ equity	5,813,636	5,768,795
Total liabilities and stockholders’ equity	$48,870,205	$48,038,072
Net interest income/interest rate spread	$1,181,831	2.61%	$1,140,353	2.57%
Net interest margin	2.71%	2.67%
Ratio of interest-earning assets to interest-bearing liabilities	1.09	x	1.08	x

NET INTEREST INCOME ANALYSIS (GAAP)

For the Twelve Months Ended December 31,
2015	2014
Average	Average
Average	Yield/	Average	Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$36,343,407	$1,441,462	3.97%	$34,510,611	$1,414,884	4.10%
Securities and money market investments	7,278,562	250,122	3.44	8,215,129	268,183	3.26
Total interest-earning assets	43,621,969	1,691,584	3.88	42,725,740	1,683,067	3.94
Non-interest-earning assets	5,248,236	5,312,332
Total assets	$48,870,205	$48,038,072
Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
NOW and money market accounts	$12,674,236	$ 46,467	0.37%	$11,638,484	$ 39,508	0.34%
Savings accounts	7,546,417	50,776	0.67	6,595,334	35,727	0.54
Certificates of deposit	5,698,437	62,906	1.10	6,663,188	74,511	1.12
Total interest-bearing deposits	25,919,090	160,149	0.62	24,897,006	149,746	0.60
Borrowed funds	14,275,818	1,123,360	7.87	14,687,889	392,968	2.68
Total interest-bearing liabilities	40,194,908	1,283,509	3.19	39,584,895	542,714	1.37
Non-interest-bearing deposits	2,660,220	2,481,751
Other liabilities	201,441	202,631
Total liabilities	43,056,569	42,269,277
Stockholders’ equity	5,813,636	5,768,795
Total liabilities and stockholders’ equity	$48,870,205	$48,038,072
Net interest income/interest rate spread	$408,075	0.69%	$1,140,353	2.57%
Net interest margin	0.94%	2.67%
Ratio of interest-earning assets to interest-bearing liabilities	1.09	x	1.08	x

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
(unaudited)

The following table presents our non-GAAP earnings (which exclude the debt repositioning charge and merger-related expenses recorded in the three and twelve months ended December 31, 2015), followed by our GAAP loss (which includes those amounts):

	For the Three Months Ended			For the Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
(dollars in thousands except share and per share data)	2015	2015	2014	2015	2014
NON-GAAP EARNINGS: (1)
Non-GAAP earnings	$145,190	$114,688	$131,197	$502,841	$485,397
Basic non-GAAP earnings per share	0.31	0.26	0.30	1.11	1.09
Diluted non-GAAP earnings per share	0.31	0.26	0.30	1.11	1.09
Return on average assets	1.18%	0.94%	1.07%	1.03%	1.01%
Return on average tangible assets (2)	1.24	0.99	1.14	1.09	1.08
Return on average stockholders’ equity	9.98	7.88	9.05	8.65	8.41
Return on average tangible stockholders’ equity (2)	17.26	13.66	15.79	15.01	14.77
Efficiency ratio (3)	41.27	46.07	41.29	43.81	43.16
Operating expenses to average assets	1.28	1.19	1.20	1.25	1.21
Interest rate spread	2.87	2.45	2.50	2.61	2.57
Net interest margin	2.95	2.56	2.61	2.71	2.67
Effective tax rate	37.01	35.83	36.39	36.52	37.21

GAAP LOSS:
Net (loss) income	$(404,807)	$114,688	$131,197	$(47,156)	$485,397
Basic (loss) earnings per share	(0.87)	0.26	0.30	(0.11)	1.09
Diluted (loss) earnings per share	(0.87)	0.26	0.30	(0.11)	1.09
Return on average assets	(3.28)%	0.94%	1.07%	(0.10)%	1.01%
Return on average tangible assets (2)	(3.44)	0.99	1.14	(0.09)	1.08
Return on average stockholders’ equity	(27.82)	7.88	9.05	(0.81)	8.41
Return on average tangible stockholders’ equity (2)	(47.83)	13.66	15.79	(1.30)	14.77
Efficiency ratio (3)	(41.97)	46.07	41.29	99.48	43.16
Operating expenses to average assets	1.33	1.19	1.20	1.26	1.21
Interest rate spread	(4.67)	2.45	2.50	0.69	2.57
Net interest margin	(4.01)	2.56	2.61	0.94	2.67
Effective tax rate	41.64	35.83	36.39	64.28	37.21

Shares used for basic EPS computation	468,289,624	442,707,699	441,091,905	448,982,223	440,988,102
Shares used for diluted EPS computation	468,289,624	442,707,699	441,091,905	448,982,223	440,988,102
Shares outstanding at the respective period-ends	484,943,308	444,319,494	442,587,190	484,943,308	442,587,190

(1)	Please see the reconciliations of our GAAP loss and non-GAAP earnings on page 13 of this release.
(2)	Please see the reconciliations of our GAAP and non-GAAP financial measures on page 14 of this release.
(3)

We calculate our non-GAAP efficiency ratio for the three and twelve months ended December 31, 2015 by subtracting the merger-related expenses and non-income-related taxes from our operating expenses and the respective portions of the debt repositioning charge from our net interest income and non-interest income, and dividing the adjusted operating expenses by the adjusted net interest income and non-interest income.

	December 31, 2015	September 30, 2015	December 31, 2014
CAPITAL MEASURES:
Book value per share	$12.24	$13.11	$13.06
Tangible book value per share (1)	7.21	7.62	7.54
Stockholders’ equity to total assets	11.79%	11.88%	11.91%
Tangible stockholders’ equity to tangible assets (1)	7.30	7.27	7.24
Tangible stockholders’ equity to tangible assets excluding accumulated other comprehensive loss, net of tax (1)	7.41	7.37	7.35

REGULATORY CAPITAL RATIOS: (2)
New York Community Bank
Common equity tier 1 ratio	11.03%	11.22%	NA	%
Leverage capital ratio	8.04	7.80	7.73
Tier 1 risk-based capital ratio	11.03	11.22	12.02
Total risk-based capital ratio	11.56	11.79	12.66
New York Commercial Bank
Common equity tier 1 ratio	14.16%	13.31%	NA	%
Leverage capital ratio	10.02	9.66	9.25
Tier 1 risk-based capital ratio	14.16	13.31	12.08
Total risk-based capital ratio	14.75	13.89	12.47

(1)	Please see the reconciliations of our GAAP and non-GAAP financial measures on page 14 of this release.
(2)	At December 31, 2015 and September 30, 2015, the minimum regulatory requirements for classification as a well-capitalized institution were a common equity tier 1 capital ratio of 6.50%; a leverage capital ratio of 5.00%; a tier 1 risk-based capital ratio of 8.00%; and a total risk-based capital ratio of 10.00%.

CONTACT:
New York Community Bancorp, Inc.
Investor Contact:
Ilene A. Angarola, 516-683-4420
or
Media Contact:
Kelly Maude Leung, 516-683-4032